ORBIS

RECEIVED

2004 APR 27 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Warszawa , 2004-04-13

United States Securities and Exchange Commission Washington D.C. 20549 USA

04024567

SUPPL

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 7/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED

APR 27 2004

THOMSON FINANCIAL

dw 4/27

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S
ul. Bracka
00-028 Warszawa, POLS
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33
NIP 526-025-04

Current report no 7/2004

The Management Board of "Orbis" S.A. hereby informs about the receipt, from the Deutsche Bank, of a notice with a wording as follows below:

"Regarding: Notification about the number of shares in Orbis S.A. held by Deutsche Bank AG.
Acting by virtue of Article 147 section 1 in conjunction with Article 158a section 1 of the Act dated August 21, 1997 – the Law on Public Trading in Securities (published in the official journal "Dz.U." of 2002, No 49, item 447 – consolidated text, as further amended), we hereby inform that on April 5, 2004, a subsidiary of Deutsche Bank A.G., i.e. the company REIB International Holdings Limited sold to FIC Globe B.V. (a company controlled by the fund DB Real Estate Global Opportunities IA, L.P., which is controlled by a subsidiary of Deutsche Bank A.G.) 3.699.248 shares in a public company Orbis S.A., traded at a regulated stock exchange market, constituting 8.03% of Orbis S.A. initial capital and representing 8.03% of votes at the General Assembly of Shareholders in Orbis S.A.
As a result of the Orbis S.A. share sale transaction, REIB International Holdings Limited at present does not hold any shares in Orbis S.A.

As a result of the Orbis S.A. share acquisition transaction, FIC Globe B.V. at present holds 3.669.248 shares constituting 8.03% of Orbis S.A. initial capital and representing 8.03% of votes at the General Assembly of Shareholders in Orbis S.A. Each share represents one vote at the General Assembly of Shareholders Orbis S.A., which entitles FIC Globe B.V. to exercise 3.699.248 votes at the General Assembly of Shareholders.

Deutsche Bank AG, as a controlling company (*literally in Polish: dominant company*), still holds the shares in the Company through the following subsidiaries: DWS Investment S.A., Luxembourg, FIC Globe B.V. and DWS Polska TFI S.A.

Number of shares/ *Liczba akcji*	4,109,607
% share in the share capital / *% kapitału zakładowego*	8.92%
(issued share capital/*liczba wyemitowanych akcji*)	46,077,008 shares/*akcji*
Number of votes/*Liczba głosów*	4,109,607
% share in the total number of votes/ *% ogólnej liczby głosów*	8.92%
(total number of votes/ *całkowita ilość głosów*)	46,077,008 votes/ *głosów*

	Shares/*Akcje*		Voting Rights/*Prawa głosu*	
	number/ *liczba*	%	number/ *liczba*	%
DWS Investment S.A.Luxembourg	371,949	0.81%	371,949	0.81%
REIB Inernational Holdings Ltd. *due to intra-group sale*	0	0.0%	0	0.0%
FIC Globe B.V. *owned indirectly by an investment fund*	3,699,248	8.03%	3,699,248	8.03%
DB Real Estate Global Opportunities IA, L.P. *which is controlled by a subsidiary of DB AG due to intra-group sale*				
DWS Polska TFI S.A.	38,410	0.08%	38,410	0.08%
Total	4,109,607	8.92%	4,109,607	8.92%"